EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY CORPORATION

The ratio of earnings to fixed charges is calculated using the SEC guidelines.

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$1,927	$2,097	$1,770	$1,993	$2,078	$1,421
Fixed charges	787	1,045	892	883	797	1,382
Distributed income of equity investees	113	111	82	195	147	893
Deduct:
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	27
Interest capitalized(b)	129	168	102	93	71	56

Total earnings (as defined for the Fixed Charges calculation)	$2,698	$3,085	$2,642	$2,978	$2,951	$3,613

Fixed charges:
Interest on debt, including capitalized portions(b)	$763	$1,008	$853	$834	$756	$1,311
Estimate of interest within rental expense	24	37	39	49	41	44
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	27

Total fixed charges	$787	$1,045	$892	$883	$797	$1,382

Ratio of earnings to fixed charges	3.4	3.0	3.0	3.4	3.7	2.6

(a)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(b)	Excludes the equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Condensed Consolidated Statements of Operations.